Exhibit 2

FOR IMMEDIATE RELEASE

LIBERATION INVESTMENT GROUP, LLC

11766 Wilshire Boulevard, Suite 870

Los Angeles, CA 90025

Contact: Emanuel Pearlman

Tel: 310.479.3434

Fax: 310.479.3363

LIBERATION INVESTMENTS RESPONDS TO BALLY’S “POISON PILL” THREAT

LOS ANGELES, CA – December 23, 2005 - Investment funds Liberation Investments, L.P. and Liberation Investments Ltd. announced that they delivered a letter to the board of directors of Bally Total Fitness Holding Corporation today, the text of which follows:

December 23, 2005

The Board of Directors

Bally Total Fitness Holding Corporation

8700 West Bryn Mawr Avenue

Chicago, IL 60631

C/o: Marc D. Bassewitz, Esq.

Gentlemen:

As you know, Liberation Investments, L.P., Liberation Investments, Ltd. and their affiliates (collectively, “Liberation”) own approximately 10.9% of the outstanding common stock of Bally Total Fitness Holding Corporation (“Bally” or the “Company”), making Liberation Bally’s second largest shareholder.

Yesterday, the United States District Court for the District of Delaware (the “District Court”) dismissed as moot Bally’s motion for a preliminary injunction proceeding against Liberation in an action brought by Bally to prevent Liberation from presenting a shareholder proposal at Bally’s upcoming annual meeting. As a result of the Court’s opinion, there was no litigation pending that would have stood in the way of Bally’s shareholders considering and voting on Liberation’s proposal to remove Mr. Toback as Chief Executive Officer and President of Bally at the annual meeting.

This morning—in an apparent direct reaction to the District Court’s decision—management issued a press release announcing that Bally might seek a judicial declaration that the Company’s “poison pill,” as embodied in its stockholder rights plan, has been triggered as a result of “concerted action by insurgent shareholders.” According to management, it suspects that Liberation has been acting “in concert” with Pardus Capital Management (“Pardus”) to seek the ouster of Mr. Toback, and thus the poison pill might have been triggered. However, Liberation and Pardus have no “agreements, arrangements or understandings” with each other with respect to the voting of Bally shares and management has no reasonable basis to claim otherwise.

The press release does not indicate whether Bally will actually file suit; rather it uses innuendo to hint that it will proceed against Liberation and Pardus if Liberation does not withdraw its shareholder proposal. Management has been dropping these hints in one form or another for weeks. But with the District Court’s decision as a fresh obstacle, the Company has publicly dealt itself a new hand in its campaign to prevent shareholders from having a voice in its future.

This latest Bally scheme is, in our view, an outrageous abuse of the corporate machinery to protect Mr. Toback. Mr. Toback does not own Bally—a point made unmistakable by his recent decision to sell off the bulk of his stake in the Company—the shareholders do. Mr. Toback is not permitted to use corporate resources to threaten shareholders who seek his ouster. Yet, that is precisely what he seeks to do with this transparent plot to entrench himself.

Moreover, we believe that Delaware law prevents a company from using a “poison pill” as a device to interfere with stockholder voting rights. More importantly, Bally has no reasonable basis to assert that we have any “agreements, arrangements or understandings” with Pardus with respect to the voting of Bally shares. It is correct that we suggested Mr. Kornstein’s name to Pardus, but management understood that fact at the time and Bally’s Delaware counsel specifically advised us that we could suggest director candidates to Pardus. In fact, Bally itself informed the Delaware Chancery Court and Liberation: “Nothing in the [poison pill] plan would prevent, for example, a Liberation representative from serving on the slate proposed by another significant stockholder, or vice versa.” That was the position that Bally took in court in an attempt to show how unthreatening a provision in its “poison pill” that is designed to entrench management really is.

In addition, those of you who met Mr. Kornstein during the review process conducted by Russell Reynolds were well aware that Liberation had suggested him. Contrary to Bally’s repeated statements to the Delaware Chancery Court and in the press, Bally has known these facts from the outset. Bally never uttered an objection until Liberation announced its shareholder proposal to remove Mr. Toback.

Having tested the conventional armament, Mr. Toback now threatens the Company and its stockholders with the nuclear option. If Mr. Toback succeeds in triggering the “poison pill” under these circumstances, it would profoundly damage the shareholder franchise. No one has executed such a maneuver before, perhaps because it is so clearly illegal and inequitable. Triggering the “poison pill” at this time will also make it impossible to sell the Company until all the resulting litigation is cleared up since no one will know how many shares are outstanding. Thus, in issuing the press release, Bally signaled that it is willing to risk destroying the Company in order to preserve Mr. Toback’s position.

We suspect, though, that none of you were asked to approve this morning’s press release and that you have not been thoroughly briefed on the irreparable harm that would likely befall the Company if Mr. Toback attempts to trigger the “poison pill” or brings a court case to do so. Does the Board really accept this dangerous game of brinksmanship? Are Mr. Toback’s interests really more important than those of all of your shareholders?

Finally, unless Bally retreats from this threat—a threat to the shareholder franchise based on claims for which it has no credible support—we intend to hold every fiduciary personally responsible for any damage to us, to the Company, or to the shareholders generally. We doubt that the full Board was consulted about this morning’s press release, but now that the threat has been issued, it is the duty of the Board to take immediate steps to protect the Company and the shareholder franchise.

Very truly yours,

Emanuel Pearlman

Liberation Investments, L.P. and Liberation Investments Ltd. are private investment funds managed by Liberation Investment Group LLC. Emanuel R. Pearlman is the majority member and general manager of Liberation Investment Group LLC, and as such may be deemed to be the beneficial owner of the shares of Bally Total Fitness Holding Corporation owned by the Liberation Funds.